Filed pursuant to Rule 424(b)(5)
Registration No. 333-130042

PROSPECTUS SUPPLEMENT

(To prospectus dated December 1, 2005)

15,600,000 Shares

Common Stock

We are selling 15,600,000 shares of our common stock in this offering. The shares are quoted on the Nasdaq National Market under the symbol “OPWV.” On December 7, 2005, the last sale price of the shares as reported on the Nasdaq National Market was $16.73 per share.

Investing in the shares involves risks that are described in the “ Risk Factors” section beginning on page S-7 of this prospectus supplement.

	Per Share	Total
Public offering price	$16.35	$255,060,000
Underwriting discount	$.8175	$12,753,000
Proceeds, before expenses	$15.5325	$242,307,000

The underwriters may also purchase up to an additional 2,340,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about December 13, 2005.

Merrill Lynch & Co. Sole Book-running Manager	Lehman Brothers
JP Morgan

Thomas Weisel Partners LLC

The date of this prospectus supplement is December 7, 2005.

Prospectus Supplement

Summary	S-1
Risk Factors	S-7
Forward-Looking Statements	S-18
Use Of Proceeds	S-19
Dividend Policy	S-19
Price Range Of Common Stock	S-20
Capitalization	S-21
Dilution	S-22
Management	S-23
Description Of Our Capital Stock	S-25
Underwriting	S-28
Legal Matters	S-31
Experts	S-31
Incorporation Of Certain Information By Reference	S-32
Where You Can Find More Information	S-33
About This Prospectus Supplement	S-33

Prospectus

Summary	P-1
Risk Factors	P-2
Forward-Looking Statements	P-12
Dilution	P-13
Use Of Proceeds	P-14
Ratio Of Earnings To Fixed Charges	P-14
Legal Matters	P-14
Experts	P-14
Incorporation Of Certain Information By Reference	P-14
Where You Can Find More Information	P-15
About This Prospectus	P-16

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference are accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus supplement. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein, including “Risk Factors” and the financial statements and related notes, before making an investment decision in our common stock. The words “we,” “our,” “us,” and “Openwave” refer to Openwave Systems Inc. in this prospectus supplement unless the context requires otherwise.

Our Business

We are a leading independent provider of open standards software solutions for the communications industry. We provide our customers with software and services designed to enable them to launch new revenue generating content and communications services such as messaging, location, browsing and content delivery rapidly. Our software solutions are targeted at communications service providers and handset manufacturers and consist of:

•	client software products that are embedded in mobile phones and allow handset manufacturers and operators to create and render rich service interfaces for mobile browsing, messaging, and content services; and

•	server software products that are integrated at the edge and core of operator networks to enable delivery of voice and video communication, messaging, location, and content services to mobile handsets and personal computers.

In addition, our experienced and knowledgeable professional services staff provides a range of services, including support and training, to deliver advanced solutions to our customers that are designed to improve the consumer experience, increase adoption of data services and create differentiation for our customers.

Our global customer base includes over 70 of the world’s leading operators, over 50 mobile handset manufacturers and numerous broadband service providers and Internet service providers. In addition, we are also expanding our customer base to include Mobile Virtual Network Operators (MVNOs). We believe that increased consumer demand for mobile data and value-added services has resulted in greater adoption of our software solutions and services by customers, particularly our operator and handset manufacturer customers. Our revenues increased by $19.8 million, or 24%, to $103.3 million in the three months ended September 30, 2005 from $83.6 million in the three months ended September 30, 2004.

Our Industry

We believe we are benefiting from several positive trends in the communications industry, including:

Rapid growth in mobile data services.    In recent years, communications networks have experienced a significant increase in the volume, variety and complexity of communications traffic. New revenue generating content and communications services, including voice, data and multimedia (music, video) represent an increasing share of today’s communications traffic versus historical traffic which predominantly consisted of traditional voice and simple data such as text-centric messaging. In order to offset anticipated declines in voice service revenues, communications service providers are looking to offer differentiated data services, including entertainment and advanced messaging, to increase revenue per subscriber. As mobile handset and network technologies continue to advance, we believe that there is an increasing willingness on the part of consumers to adopt, use and pay for these new services.

Convergence of services.    Rapid advances in Internet technology and consumer demand for rich multimedia content are driving the convergence between content and communications technologies. A variety of service providers, including traditional wireline, broadband, and increasingly, wireless operators now seek to offer consumers a far broader range of content and communications services, integrating traditional products such as voice and messaging, with new data services such as music, video and games. The traditional service providers are responding to these competitive pressures by delivering innovative bundles of communications and content services in order to retain and increase the value of their customer base. These “triple-play” (voice, video and data) and “quadruple-play” (voice, video, data and wireless) services require partnership and integration between the vendors and technologies that make up the converged services value chain. Recent examples of convergence of services include Sprint-Nextel’s relationships with broadband providers such as Time Warner, Comcast, and Cox Communications to provide integrated video, voice, Internet and wireless solutions. We believe that this convergence of diverse service providers, technologies and networks will require the expertise of vendors like us, who are able to integrate advanced handset and network technologies rapidly, thus enabling our customers to bring innovative new services to market quickly.

Ovum estimates that operator revenues from mobile data services will increase from $103 billion in 2005 to $187 billion in 2008, representing a compound annual growth rate of 22%. Growth in mobile data services revenues is expected to be driven primarily by consumer adoption of:

•	advanced messaging services, such as multimedia messaging services, or MMS, and email;

•	entertainment services, such as games, personalization (ring tones, wall paper), music and video; and

•	information services such as web content delivery.

Driven by a highly competitive environment, we believe that communications service providers are increasingly seeking to work with vendors like us who can assist them in offering and bringing value-added services to the market more quickly.

Emergence of Mobile Virtual Network Operators.    In order to improve the utilization of their network, service providers sell wholesale airtime minutes to MVNOs such as Virgin Mobile and Boost, who in turn market and resell wireless services to the consumer. As brand marketers of airtime, MNVOs do not own or operate the underlying network and seek to work with vendors like us who are able to provide end-to-end, integrated platforms that enable the delivery of value-added services to their consumers.

Our Strategy

Our strategy is to be the leading provider of software solutions that enable value-added content and communications services across networks and mobile handsets for communications and media companies. The principal elements of our strategy to achieve this objective include:

Leverage our deep industry expertise.    We intend to build upon our deep industry experience and knowledge to remain at the forefront of the communications industry. We are actively engaged in various industry forums including being a founding member and board member of the Open Mobile Alliance and Messaging Anti-Abuse Working Group (MAAWG) and Liberty Alliance. We are a board member of 3G Americas and our CEO serves as a board member of Cellular Telecommunications and Internet Association (CTIA). Additionally, we have played and intend to continue to play a significant role formulating the standards underlying many mobile technologies, including MMS, instant messaging, browsing, location, synchronization and identity management, presence, mobile email, device management, content download and VoiceXML.

Continue to invest in technology development.    We have established a reputation as a technology leader in providing software solutions that enable value-added content and communications services across fixed and mobile networks. We will continue to invest in technology development to maintain our industry leadership position and to drive market share growth through the delivery of integrated solutions. Central to this strategy will be our ongoing investment in the development of end-to-end, integrated software solutions that address growing customer demand for complete service delivery platforms.

Offer integrated software solutions to reduce complexity and speed time to market.    We intend to drive competitive wins and to grow share in our standalone product offerings, while growing our solutions business through the delivery of integrated software platforms and applications that reduce service deployment complexity for operators. We also plan to incubate a broader portfolio of consumer-focused services that help our customer base more quickly deliver new services.

Expand and deepen our global customer relationships.    We have relationships with over 50 mobile handset manufacturers and over 70 of the world’s leading operators. We intend to leverage our incumbency to increase the value of individual accounts through the sale of new products, integrated solutions and consumer-facing value-added services. We believe we have an opportunity to expand and deepen our customer relationships in Europe and Asia, and with our pending acquisition of Musiwave S.A., or Musiwave, and otherwise, we are positioning ourselves to take advantage of this opportunity.

Target multiple, high-growth data services markets.    We believe that we are a leader in each of our core markets, including messaging, mobile infrastructure and handset software. We intend to leverage our leadership, deep relationships and experience in each of these markets to expand into providing software platforms and consumer services that target other high-growth segments, including voice and video messaging, web content delivery and music entertainment. In addition, we intend to expand our customer base to include media companies as they seek out new delivery channels for their content and services over mobile networks.

Openwave was incorporated in 1994 as a Delaware corporation, and we completed our initial public offering in June 1999. Our principal executive offices are located at 2100 Seaport Boulevard, Redwood City, CA 94063. Our telephone number is (650) 480-8000. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to the Securities Exchange Act of 1934, as amended, are available free of charge through our website at www.openwave.com as soon as reasonably practicable after we file or furnish such material with the SEC. Information contained on our website is not incorporated by reference to this prospectus.

Recent Developments

On September 24, 2005, we entered into a Stock Purchase Agreement to acquire Musiwave. Musiwave provides operator-focused white label and branded mobile music entertainment services. The purchase price is approximately €100 million plus a contingent earnout of up to €15 million. This equates to a purchase price of approximately $117.9 million, and a contingent earnout of approximately $17.7 million, based on the US Dollar-Euro exchange rate on November 30, 2005. The actual amount of the contingent earnout payment, if any, will be determined based upon achievement of certain financial targets by the Musiwave business during calendar year 2006, and will be paid, if applicable, shortly thereafter.

We expect to use approximately $111.2 million of the net proceeds from this offering to fund the acquisition of Musiwave. We have the option to pay the balance of the purchase price and any earnout consideration that becomes due to be paid in cash, stock, or a combination of both. The purchase price is subject to change due to exchange rate fluctuations. The actual amount of consideration to be paid in cash will be calculated based upon the exchange rate in effect at the time of closing of the transaction. The transaction is expected to close early in the first calendar quarter of 2006 and is subject to customary closing conditions. These conditions may not be satisfied, and the acquisition may not close on the terms proposed or at all.

Musiwave is an early stage company with only a limited operating history and to date, revenue has been limited. Upon completion of the acquisition, Musiwave will be deemed to be a significant subsidiary. Accordingly, we will file the requisite historical and pro forma financial statements of Musiwave and the combined companies following the closing of the transaction and upon completion of the pending audit of Musiwave.

On September 12, 2005, we announced the appointment of Harold (Hal) L. Covert, Jr. as Chief Financial Officer of the Openwave, effective October 1, 2005. Mr. Covert previously served as an independent Director on our Board of Directors, Chairman of the Audit Committee and member of the Nominating & Corporate Governance Committee of our Board of Directors from April 2003 to September 2005. On October 19, 2005, we announced the promotion of David Whalen to Senior Vice President and General Manager of Worldwide Sales. Mr. Whalen was formerly our Vice President and General Manager, Americas.

The Offering

Common stock offered	15,600,000 shares

Shares outstanding after the offering	88,706,960 shares

Use of proceeds	We estimate that our net proceeds from this offering without exercise of the overallotment option will be approximately $241.5 million.

We expect to use approximately $111.2 million of the net proceeds from this offering to fund the acquisition of Musiwave. We have the option to pay the balance of the purchase price and any earnout consideration that becomes due to be paid in cash, stock, or a combination of both. The purchase price is subject to change due to exchange rate fluctuations. The actual amount of consideration to be paid in cash will be calculated based upon the exchange rate in effect at the time of closing of the transaction. The balance of the net proceeds will be available for general corporate purposes, including working capital and capital expenditures. We may use a portion of the net proceeds to acquire other businesses, technologies, assets and product lines that complement or expand our existing business. Pending their ultimate use, we expect to invest the net proceeds to us from this offering in interest bearing, investment grade securities.

Risk factors	See “Risk Factors” and other information included in this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in shares of the common stock.

Nasdaq National Market symbol	OPWV

The shares outstanding after the offering is based on the number of shares outstanding on November 1, 2005, and excludes:

•	4,667,579 shares issuable upon exercise of outstanding options with a weighted average exercise price of approximately $11.48 per share;

•	2,395,436 shares reserved for future issuance under our stock option plans;

•	8,153,947 shares issuable upon the conversion of outstanding debt; and

•	2,340,000 shares that may be sold by us if the underwriters exercise their overallotment option in full.

Except as otherwise indicated, the financial and other information in this prospectus supplement does not give effect to the consummation of the proposed acquisition of Musiwave S.A. or the exercise of the underwriter’s overallotment option.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data for the periods and as of the dates indicated. We derived the summary consolidated financial data for the fiscal years ended June 30, 2003, 2004 and 2005, from our audited consolidated financial statements and the related notes incorporated by reference to this prospectus supplement. We derived the summary consolidated financial data as of and for the three months ended September 30, 2004 and 2005, from the unaudited consolidated financial statements and related notes incorporated by reference to this prospectus supplement. This information should be read in conjunction with the audited financial statements and the related notes incorporated by reference into this prospectus supplement. The adjusted financial data give effect to the receipt of the estimated net proceeds of the offering (without giving effect to the application of a portion thereof for the Musiwave acquisition) at the public offering price of $16.35 per share.

	Year Ended June 30,			Three Months Ended September 30,
	2003	2004	2005	2004	2005
	(in thousands except per share data)
Consolidated Statements of Operations Data:
Total revenues	$267,955	$290,791	$383,635	$83,568	$103,342
Total cost of revenues	77,777	81,066	119,997	23,205	33,038
Gross profit	190,178	209,725	263,638	60,363	70,304
Total operating expenses	383,217	230,225	317,541	57,150	76,014
Operating income (loss)	(193,039)	(20,500)	(53,903)	3,213	(5,710)
Income (loss) before cumulative effect of a change in accounting principle	(202,411)	(29,851)	(62,129)	957	(7,676)
Cumulative effect of a change in accounting principle	(14,547)	—	—	—	—
Net income (loss)	$(216,958)	$(29,851)	$(62,129)	$957	$(7,676)

Basic and diluted net income (loss) per share:
Before cumulative effect of a change in accounting principle	$(3.41)	$(0.48)	$(0.93)	$0.01	$(0.11)
Cumulative effect of a change in accounting principle	$(0.25)	—	—	—	—

Basic net income (loss) per share	$(3.66)	$(0.48)	$(0.93)	$0.01	$(0.11)

Diluted net income (loss) per share	$(3.66)	$(0.48)	$(0.93)	$0.01	$(0.11)

Shares used in computing basic net income (loss) per share	59,314	62,310	66,650	65,151	70,080

Shares used in computing diluted net income (loss) per share	59,314	62,310	66,650	68,000	70,080

	June 30,			September 30,
	2003	2004	2005	Actual	As Adjusted
Consolidated Balance Sheets Data:
Cash, cash equivalents and short-term investments	$172,684	$269,771	$236,555	$248,233	$489,740
Long-term investments and restricted cash and investments	61,466	72,047	50,202	50,781	50,781
Total assets	367,451	476,508	549,293	563,718	805,225

Convertible subordinated debt, net	—	146,542	147,367	147,573	147,573
Total stockholders’ equity	$182,278	$173,032	$156,404	$179,911	$421,418

RISK FACTORS

You should carefully consider the following risks, as well as the other information contained in, or incorporated by reference to, this prospectus and any other document to which we refer you in this prospectus before investing in our common stock. If any of the following risks actually occurs, our business could be harmed and you could lose a portion or all of your investment.

Risks Related to Our Business

We have a history of losses, and we may not be able to achieve or maintain consistent profitability.

Our prospects must be considered in light of the risks, expenses, delays and difficulties frequently encountered by companies engaged in rapidly evolving technology markets like ours. Except for the third and fourth quarters of calendar year 2004, we incurred losses in each quarter since our inception, and, during the fiscal years ended June 30, 2005 and 2004, incurred losses of approximately $62.1 million and $29.9 million, respectively. As of September 30, 2005, we had an accumulated deficit of approximately $2.6 billion, which includes approximately $2.0 billion of goodwill impairment and amortization. We currently have negative cash flows and expect to continue to spend significant amounts to develop, enhance or acquire products, services and technologies and to enhance sales and operational capabilities. We may not achieve or be able to maintain consistent profitability.

Our business faces a number of challenges including:

•	our ability to upgrade, develop and maintain our products and effectively respond to the rapid technology changes in wireless and broadband communications;

•	our ability to anticipate and respond to the announcement or introduction of new or enhanced products or services by our competitors;

•	the rate of growth, if any, in end-user mobile data usage, purchases of data-enabled mobile phones, use of our products, and the growth of wireless data networks generally;

•	the volume of sales of our products and services by our strategic partners, distribution partners and resellers; and

•	general economic market conditions and their effect on our operations and the operations of our customers.

As a result of the foregoing risks and others, our business strategy may not be successful, and we may not adequately address these challenges to achieve or maintain consistent profitability.

We rely upon a small number of customers for a significant portion of our revenues and the failure to retain and expand our relationships with these customers would adversely affect our business.

Our customer base consists of a limited number of large communications service providers and mobile handset manufacturers, which makes us significantly dependent on their plans and the success of their products. Our success, in turn, depends in large part on our continued ability to introduce reliable and robust products that meet the demanding needs of these customers and their willingness to launch, maintain and market commercial services utilizing our products. Moreover, consolidation among these service providers further limits the existing and potential pool of customers for us. In this regard, revenue recognized from arrangements with Sprint-Nextel accounted for approximately 24% of our total revenues during the three months ended September 30, 2005. By virtue of their size and the significant portion of our revenue that we derive from a select group of customers, these customers are able to exert significant influence in the negotiation of our commercial arrangements and the conduct of our business with them. If we are unable to retain and expand our business with key customers on favorable terms, our business and operating results will be adversely affected.

Our operating results are subject to significant fluctuations, and this may cause our stock price to decline in future periods.

Our operating results have fluctuated in the past and may do so in the future. Our revenue, particularly our licensing revenue, is difficult to forecast and is likely to fluctuate from quarter to quarter. Factors that may lead to significant fluctuation in our operating results include, but are not limited to:

•	delays in or cancellation of orders from key customers;

•	the introduction of new products or services, or changes in pricing policies by us or our competitors;

•	delays in development, launch, market acceptance or implementation by our customers of our products and services;

•	changes in demand and purchasing patterns of our customers for our products;

•	restructuring or impairment charges we may take; and

•	potential slowdowns or quality deficiencies in the introduction of new telecommunication networks, technologies or handsets for which our solutions are designed.

In particular, our customers often defer execution of our agreements until the last week of the quarter if they elect to purchase our products. As a result, our visibility into our revenue for future periods is limited. Accordingly, we may not recognize revenue as anticipated during a given quarter when customers defer orders or ultimately elect not to purchase our products.

Our operating results could also be affected by general industry factors, including a slowdown in capital spending or growth in the telecommunications industry, either temporary or otherwise, disputes or litigation with other parties and general political and economic factors, including an economic slowdown or recession, acts of terrorism or war, and health crises or disease outbreaks.

In addition, our operating results could be impacted by the amount and timing of operating costs and capital expenditures relating to our business and our ability to accurately estimate and control costs. Most of our expenses, such as compensation for current employees and lease payments for facilities and equipment, are largely fixed. In addition, our expense levels are based, in part, on our expectations regarding future revenues. As a result, any shortfall in revenues relative to our expectations could cause significant changes in our operating results from period to period. In this regard, our bookings may not be indicative of trends in our business generally or revenue that will be recognized in current or subsequent periods. Due to the foregoing factors, we believe period-to-period comparisons of our historical operating results may be of limited use. In any event, we may be unable to meet our internal projections or the projections of securities analysts and investors. If we are unable to do so, we expect that, as in the past, the trading price of our stock may fall dramatically.

Our market is highly competitive and our inability to compete successfully could adversely affect our operating results.

The market for our products and services is highly competitive. Many of our existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than we have. Their resources have enabled them to aggressively price, finance and bundle their product offerings to attempt to gain market adoption or to increase market share. If our competitors offer deep discounts on certain products in an effort to gain market share or to sell other products or services, we may then need to lower the prices of our products and services, change our pricing models, or offer other favorable terms in order to compete successfully, which would likely reduce our margins and adversely affect operating results.

We expect that we will continue to compete primarily on the basis of quality, breadth of product and service offerings, functionality, price, strength of customer relationships and time to market. Our current and potential competitors include the following:

•	wireless equipment manufacturers, such as Ericsson, Nokia, Nortel and Lucent;

•	wireless messaging software providers, such as Comverse, Ericsson, and LogicaCMG;

•	software providers, such as 7.24 Solutions, Critical Path, Intrado, and Verisign;

•	service providers, such as E-Commerce Solutions;

•	client solutions providers, such as Access, Qualcomm, Symbian, and Teleca;

•	computer system companies, such as Microsoft and Sun;

•	providers of Internet software applications and content, electronic messaging applications and personal information management software solutions; and

•	antispam and antivirus providers, such as Ironport.

Nokia also competes directly with us by offering WAP servers, client software and messaging (offering end-to-end solutions based on its proprietary smart messaging protocol and on MMS) to communications service providers. Nokia markets its WAP servers to corporate customers and content providers, which if successful, could undermine the need of communications service providers to maintain their own WAP gateways (since these WAP servers access applications and services directly rather than through WAP gateways).

Qualcomm’s end-to-end proprietary system called “BREW”™ does not use our technology and offers wireless handset manufacturers an alternative method for installing applications. Qualcomm’s strong market position in CDMA with its chipsets technology provides them with a position to build the BREW system with CDMA operators. If Qualcomm’s BREW system is widely adopted, it could undermine the need for wireless device manufacturers to install our client software and reduce our ability to sell gateways and wireless applications to communications service providers.

Furthermore, the proliferation and evolution of operating system software in smart phones, a market segment backed by companies with resources greater than ours, such as Microsoft and Nokia, may threaten the market position of our client software offerings, as such software becomes more competitive in price.

In addition, Internet search and content providers recently have launched data services offerings directed at wireless end users. These services may compete directly with services offered by our traditional customer base. As well, in the future Internet search and content providers could also directly compete with us by launching wireless data services.

Our sales cycles are long, subjecting us to the loss or deferral of anticipated orders and related revenue.

Our sales cycle is long, often between six months and twelve months, and unpredictable due to the lengthy evaluation and customer approval process for our products, including internal reviews and capital expenditure approvals. Moreover, the evolving nature of the market for data services via mobile phones may lead prospective customers to postpone their purchasing decisions pending resolution of standards or adoption of technology by others.

Because we depend substantially on the international sales, any decrease in international sales would adversely affect our operating results.

International sales accounted for approximately 56% and 58% of our total revenues for the three months ended September 30, 2005 and 2004, respectively. Risks inherent in conducting business internationally include:

•	failure by us and/or third-parties to develop localized content and applications that are used with our products;

•	fluctuations in currency exchange rates and any imposition of currency exchange controls;

•	differing technology standards and pace of adoption;

•	export restrictions on encryption and other technologies; and

•	difficulties in collecting accounts receivable and longer collection periods.

While we attempt to hedge our currency risk, we may be unable to do so effectively. In addition, international sales could decline due to unexpected changes in regulatory requirements applicable to the Internet or our business, or differences in foreign laws and regulations, including foreign tax, intellectual property, labor and contract law. Any of these factors could harm our international operations and, consequently, our operating results.

We may be unable to integrate acquisitions of other businesses and technologies successfully or to achieve the expected benefits of such acquisitions.

We have acquired a number of businesses and technologies in the past and expect to continue to evaluate and consider potential strategic transactions, including acquisitions and dispositions of businesses, technologies, services, products and other assets. These transactions entail risks that may be material to our business and results of operations. For example, the limited historical revenue and operating history of Musiwave subjects us to significant risk that we will be unable to integrate the business and to realize the anticipated benefits in a timely basis or at all.

In any event, the process of integrating any acquired business may create difficulties, including:

•	significant delay or the inability to realize the anticipated benefits from such transactions, including projected revenue, synergies or other operating results and to effect product integration, development and marketing;

•	diversion of management’s attention from other business concerns;

•	declining employee morale and retention issues from either our pre-existing or acquired businesses;

•	the need to integrate each company’s accounting and other administrative systems to permit effective management;

•	the impact of any negative customer relationships acquired;

•	the need to implement necessary controls, procedures and policies at private companies which, prior to acquisition, lacked such controls, procedures and policies;

•	the need to write-down the goodwill of any such transaction in subsequent periods; and

•	significant transaction fees and expenses, including expenses for transactions that may not be consummated.

Foreign acquisitions, including our pending acquisition of Musiwave, involve special risks, including those related to integration of operations across different cultures, languages, and legal systems, currency risks, and the particular economic, political, and regulatory risks associated with specific countries. In any event, as a result of future acquisitions, we might need to issue additional equity securities, spend our cash, or incur debt or assume significant liabilities, any of which could adversely affect our business and results of operations.

Our customer contracts lack uniformity and often are particularly complex, which subjects us to business and other risks.

Our customers are typically large communications service providers and handset manufacturers. Their substantial purchasing power and negotiating leverage limits our ability to negotiate uniform business terms. As a result, we typically negotiate contracts on an individual customer-by-customer basis and are sometimes required to accept contract terms not favorable to us, including indemnity, refund, penalty or other terms that expose us to significant risk. In addition, we may be asked to accommodate requests that are beyond the express terms of our agreements in order to maintain our relationships with our customers. The lack of uniformity and the complexity of the terms of these contracts create difficulty with respect to ensuring timely and accurate accounting and billing under these contracts. Because of this complexity and the limitations of automated accounting software, our invoices often must be prepared manually, which sometimes leads to delays or errors that generally must be corrected before invoices can be paid by our customers and which can lead to delays in processing or collecting payments. Any delay in processing or collecting payments could adversely affect our business. Additionally, if we are unable to effectively negotiate, enforce and accurately or timely account and bill for contracts with our key customers, our business and operating results may be adversely affected.

We may not be successful in obtaining complete license usage reports from our customers on a timely basis, which could impact our reported results.

Although our customers generally are contractually obligated to provide license usage reports, at times we are unable to obtain such reports in a timely manner, if at all, or the reports provided may not accurately reflect actual usage. If license usage reports are not received in a timely manner, we estimate the revenue based on historical reporting trends, if reasonably possible. Because estimates require judgments based upon late or incomplete, and therefore inherently imperfect, information, the timing or amount of revenue we recognize may vary significantly from actual or expected customer usage and could impact our reported results.

We rely on estimates to determine arrangement fee revenue recognition for a particular reporting period. If our estimates change, future expected revenues could adversely change.

We apply the percentage-of-completion method to recognize revenue for certain fixed fee solutions-based arrangements. Applying the percentage-of-completion method, we estimate progress on our professional services projects, which determines license and professional service revenues for a particular period. If, in a particular period, our estimates to project completion change and we estimate project overruns, revenue recognition for such projects in the period may be less than expected or even negative, which could cause us to fail to realize anticipated operating results in a given period. Additionally, a portion of the payments under some of our professional services arrangements are based on customer acceptance of deliverables. If a customer fails to accept the applicable deliverable, we may not be able to recognize the related revenue, or receive payment for work that we have already completed, which could adversely affect our business and operating results.

Our technology depends on the adoption of open standards, which also makes us more vulnerable to competition.

Our products are integrated with communications service providers’ systems and mobile phones through the use of open standards. If we are unable to continue to integrate our platform products with third-party technologies because they do not adopt open standards or otherwise, our business will suffer. In addition, large wireless operators sometimes create detailed service specifications and requirements, such as Vodafone Live or DoCoMo iMode, and such operators are not required to share those specifications with us. Failure or delay in the creation of open, global specifications could have an adverse effect on the mobile data market in general and, consequently, our business and operating results. Conversely, the widespread adoption of open industry standards also may make it easier for new market entrants and existing competitors to introduce products that compete with our software products, which could adversely affect our business and operating results.

Our industry changes rapidly as a result of technological and product developments, which may quickly render our products and services less desirable or even obsolete.

The industry in which we operate is subject to rapid technological change. The introduction of new technologies in the market, including the delay in the adoption of these technologies, as well as new alternatives for the delivery of products and services will continue to have a profound effect on competitive conditions in our market. We may not be able to develop and introduce new products, services and enhancements that respond to technological changes or evolving industry standards on a timely basis.

For example, our business depends upon the mass adoption of mobile phones for delivery of data services. Competing products, such as portable computers, PDAs, and smart phones currently exist for mobile data delivery. If mobile phones are not widely adopted for delivery of data services or if end-users do not adopt mobile phones containing our browser or other client software, our customers may choose not to widely deploy, maintain or market offerings based on our products, which would adversely affect our business and operating results.

More generally, while in the past we have primarily provided specific component sales, in the future we intend to provide more integrated and comprehensive software solutions for our carrier customers. We also intend to develop and license new products and to enter into new product markets. We may be unable to develop and license new products in accordance with our expectations or at all, or our new products may not be adopted by the primary carriers, which, in either case, would have a material adverse affect on our business and operating results.

Our communications service provider customers face implementation and support challenges in introducing Internet-based services, which may slow their rate of adoption or implementation of the services our products enable.

Historically, communications service providers have been relatively slow to implement new, complex services such as data services. In addition, communications service providers may encounter greater customer demands to support Internet-based services than they do for their traditional voice services. We have limited or no control over the pace at which communications service providers implement these new Internet-based services. The failure of communications service providers to introduce and support Internet-based services utilizing our products in a timely and effective manner could have a material adverse effect on our business and operating results.

Our business depends on continued investment and improvement in communications networks.

Many of our customers and other communications service providers continue to make major investments in next generation networks that are intended to support more complex applications and to provide end users with a more satisfying user experience. If communications service providers delay their deployment of networks or fail to roll out such networks successfully, there could be less demand for our products and services, which would adversely affect our business and operating results.

In addition, the communications industry has experienced significant fluctuations in capital expenditure. Although the capital spending environment may have improved recently, we have experienced significant revenue declines from historical peaks as a result of spending contraction in our industry. If capital spending and technology purchasing by communications service providers does not continue to improve or declines, our revenue would likely decline substantially.

We may not be successful in forming or maintaining strategic alliances with other companies, which could adversely affect our product offerings and sales.

Our business depends in part on forming or maintaining strategic alliances with other companies. We may not be able to form the alliances necessary to ensure that our products are compatible with third-party products, to enable us to license our software to potential new customers and into potential new markets, and to enable us to continue to enter into new license agreements with our existing customers. We may be unable to maintain existing relationships with other companies, to identify the best alliances for our business or enter into new alliances with other companies on acceptable terms or at all. If we cannot form and maintain significant strategic alliances with other companies as our target markets and technology evolves, the sales opportunities for our products could deteriorate, which would have a material adverse effect on our business and operating results.

Our restructuring of operations may not achieve the results we expect and may adversely affect our business.

In October 2001, September 2002, June 2003, and August 2005, we initiated plans to streamline operations and reduce expenses, which included cuts in discretionary spending, reductions in capital expenditures, reductions in the work force and consolidation of certain office locations, as well as other steps to reduce expenses. In connection with the restructurings, we were required to make certain product and product development tradeoffs with limited information regarding the future demand for our various products. Following these restructurings, we may not have elected to pursue the correct product offerings to take advantage of future market opportunities. Furthermore, the implementation of our restructuring plans has placed, and may continue to place, a significant strain on our managerial, operational, financial, employee and other resources. Additionally, the restructurings may negatively affect our employee turnover as well as recruitment and retention of key employees. These employee reductions could impair our marketing, sales and customer support efforts or alter our product development plans. If we experience difficulties in carrying out the restructuring plans, our expenses could increase more quickly than we expect. If we find that our planned restructurings do not achieve our objectives, it may be necessary to implement further reduction of our expenses, to perform additional reductions in our headcount, or to undertake additional restructurings of our business. In addition, our restructuring may not result in anticipated cost-savings, which could harm our business and operating results.

Our software products may contain defects or errors, which could result in rejection of our products, delays in shipment of our products, damage to our reputation, product liability and lost revenues.

The software we develop and the associated professional services we offer are complex and must meet the stringent technical requirements of our customers. We must develop our products quickly to keep pace with the rapidly changing Internet software and telecommunications markets. Software products and services as complex as ours are likely to contain undetected errors or defects, especially when first introduced or when new versions are released. We have in the past experienced delays in releasing some versions of our products until software problems were corrected. In addition, some of our customer contracts provide for a period during which our products and services are subject to acceptance testing. Failure to achieve acceptance could result in a delay in or inability to receive payment. Our products may not be free from errors or defects after commercial shipments have begun, which could result in the rejection of our products and damage to our reputation, as well as lost revenues, diverted development resources and increased service and warranty costs, any of which could harm our business.

We depend on recruiting and retaining key management and technical personnel with telecommunications and Internet software experience which are integral in developing, marketing and selling our products.

Because of the technical nature of our products and the dynamic market in which we compete, our performance depends on attracting and retaining key management and other employees. In particular, our future success depends in part on the continued services of many of our current employees including key executives and key engineers and other technical employees. Competition for qualified personnel in the telecommunications, Internet software and Internet messaging industries is significant. We believe that there are only a limited number of persons with the requisite skills to serve in many of our key positions, and it is difficult to hire and retain these persons. Furthermore, it may become more difficult to hire and retain key employees as a result of our past restructurings, any future restructurings, and as a result of our past stock performance. Competitors and others have in the past attempted, and may in the future attempt, to recruit our employees.

Our intellectual property could be misappropriated, which could force us to become involved in expensive and time-consuming litigation.

Our ability to compete and continue to provide technological innovation is substantially dependent upon internally-developed technology. We rely on a combination of patent, copyright, and trade secret laws to protect our intellectual property or proprietary rights in such technology, although we believe that other factors such as the technological and creative skills of our personnel, new product developments, frequent product and feature enhancements and reliable product support and maintenance are more essential to maintaining a technology leadership position. We also rely on trademark law to protect the value of our corporate brand and reputation.

Despite our efforts to protect our intellectual property and proprietary rights, unauthorized parties may copy or otherwise obtain and use our products, technology or trademarks. Effectively policing our intellectual property is time consuming and costly, and the steps taken by us may not prevent infringement of our intellectual property or proprietary rights in our products, technology and trademarks, particularly in foreign countries where in many instances the local laws or legal systems do not offer the same level of protection as in the United States.

Our products may infringe the intellectual property rights of others, subjecting us to claims for infringement, payment of license royalties, or other damages.

Our products may be alleged to infringe the intellectual property rights of others, subjecting us to claims for infringement, payment of license royalties, or other remedies. As the number of our products and services increases and their features and content continue to expand, we may increasingly become subject to infringement and other intellectual property claims by third parties. From time to time, we and our customers have received, and may receive in the future, offers to license or claims alleging infringement of intellectual property rights, or may become aware of certain third party patents that may relate to our products. For example, a number of parties have asserted to standards bodies such as OMA that they own intellectual property rights which may be essential for the implementation of specifications developed by those standard bodies. A number of our products are designed to conform to OMA specifications or those of other standards bodies, and have been, and may in the future be, subject to offers to license or claims of infringement on that basis by individuals, intellectual property licensing entities and other companies, including companies in the telecommunications field with greater financial resources and larger intellectual property portfolios than our own.

Additionally, our customer agreements require that we indemnify our customers for infringement of our intellectual property embedded in their products. In the past we have elected, and in the future we may elect to take a license or otherwise settle claims of infringement at the request of our customers or otherwise. Any litigation regarding patents or other intellectual property could be costly and time consuming and could divert our management and key personnel from our business operations. The complexity of the technology involved, and the number of parties holding intellectual property within the wireless industry, increases the risks associated with intellectual property litigation. Moreover, patent litigation has increased due to the increased number of cases asserted by intellectual property licensing entities as well as increasing competition and overlap of product functionality in our markets. Royalty or licensing arrangements, if required, may not be available on terms acceptable to us, if at all. Any infringement claim successfully asserted against us or against a customer for which we have an obligation to defend could result in costly litigation as well as the payment of substantial damages or even an injunction.

We may be unable to effectively manage future growth, if any, that we may achieve.

As a result of our efforts to control costs through restructurings and otherwise, our ability to effectively manage and control any future growth we may achieve may be limited. To manage any growth, our management must continue to improve our operational, information and financial systems, procedures and controls and expand, train, retain and manage our employees. If our systems, procedures and controls are inadequate to support our operations, any expansion could decrease or stop, and investors may lose confidence in our operations or financial results. If we are unable to manage growth effectively, our business and operating results could be adversely affected, and any failure to develop and maintain adequate internal controls could cause the trading price of our shares to decline substantially.

The security provided by our products could be breached, in which case our reputation, business, financial condition and operating results could suffer.

The occurrence or perception of security breaches could harm our business, financial condition and operating results. A fundamental requirement for online communications is the secure transmission of confidential information over the Internet. Third-parties may attempt to breach the security provided by our products, or the security of our customers’ internal systems. If they are successful, they could obtain confidential information about our customers’ end users, including their passwords, financial account information, credit card numbers or other personal information. Our customers or their end users may file suits against us for any breach in security, which could result in costly litigation or harm our reputation. The perception of security risks, whether or not valid, could inhibit market acceptance of our products. Despite our implementation of security measures, our software is vulnerable to computer viruses, electronic break-ins, intentional overloading of servers and other sabotage, and similar disruptions, which could lead to interruptions, delays, or loss of data.

We issued $150 million of convertible subordinated notes due September 2008, which we may not be able to repay in cash upon a change of control or at maturity and which could result in dilution of our earnings per share.

In September 2003, we issued $150 million of 2 3/4% convertible subordinated notes due September 9, 2008. The notes are convertible into shares of our common stock at the option of the holder at any time on or prior to the business day prior to maturity. The notes are currently convertible at a conversion price of $18.396 per share. In addition, each holder may require us to purchase all or a portion of such holder’s notes upon the occurrence of specified change in control events. We may not have enough cash or cash resources to repay the notes in cash on a change of control or at maturity. In any event, the repurchase of our notes with shares of our common stock or the conversion of the notes into shares of our common stock may result in dilution of our earnings per share.

Provisions of our corporate documents may have anti-takeover effects that could prevent a change in control.

Provisions of our charter, bylaws, stockholder rights plan and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include authorizing the issuance of preferred stock without stockholder approval, prohibiting cumulative voting in the election of directors, prohibiting the stockholders from calling stockholders meetings, and prohibiting stockholder actions by written consent, among others. These provisions may have the effect of delaying or preventing changes in control or management.

Risks Related to Our Securities

Our stock price may be volatile, exposing us to expensive and time-consuming securities class action litigation.

The stock market in general, and the stock prices of companies in our industry in particular, have experienced extreme volatility, which has often been unrelated to the operating performance of any particular company or companies. If market or industry-based fluctuations continue, our stock price could decline below current levels regardless of our actual operating performance. Therefore, if a large number of shares of our stock are sold in a short period of time, our stock price may decline. In the past, securities class action litigation has sometimes been brought against companies following periods of volatility in their stock prices. We have in the past and may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert our management’s time and resources, which could harm our business and operating results.

Future sales of our common stock may affect their market price and the future exercise of options and warrants will result in immediate and substantial dilution.

We cannot predict what effect, if any, future sales of our common stock, or the availability of common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market following by management or us, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price which you deem appropriate.

The issuance of preferred stock could adversely affect the rights of holders of our common stock.

We are authorized, subject to limitations imposed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of such series then outstanding, without any further vote or action by the stockholders. Our board may authorize the issuance of preferred stock with voting, conversion or liquidation rights that could adversely affect the rights of the holders of our common stock and could also adversely affect the market price of our common stock.

We may issue debt securities that could limit our operating flexibility and negatively affect the value of our common stock.

In the future, we may issue debt securities which may be governed by an indenture or other instrument containing covenants that could place restrictions on the operation of our business and the execution of our business strategy. Debt securities may also be rated by rating agencies, and in obtaining a rating for such securities, we may be required to abide by operating and investment guidelines that could place further restrictions on our operational flexibility.

In addition, we may choose to issue debt that is convertible or exchangeable for other securities, including our common stock, or that has rights, preferences and privileges senior to our common stock. Because any decision to issue debt securities will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future debt financings and we may be required to accept unfavorable terms for any such financings. Accordingly, any future issuance of debt could dilute the interest of holders of our common stock and reduce the value of our common stock.

You will be relying on the judgment of our management regarding our use of proceeds.

We expect to use approximately $111.2 million of the net proceeds from this offering to fund the acquisition of Musiwave. The balance of the net proceeds will be available for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire other businesses, technologies, assets and product lines that complement or expand our existing business. Consequently, our management will have significant flexibility in applying the net proceeds. You will be relying on the judgment of our management regarding the application of the proceeds. Our management will have the ability to change the application of the proceeds of this offering without stockholder approval.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents we incorporate by reference in this prospectus supplement contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon the expectations and beliefs of our management and are subject to certain risks and uncertainties, including economic and market variables. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” “should,” “would,” “could,” “may” and similar expressions identify such forward-looking statements. Forward-looking statements include, among other things, statements regarding:

•	our ability to attract and retain customers;

•	our ability to develop and to obtain and expand market acceptance for our products and services;

•	information and expectations concerning our future financial performance, including the rate of growth, if any, in demand for our products and services or mobile data usage by subscribers;

•	estimates by analysts and us of market opportunity, growth or size;

•	general economic conditions and trends in our markets and markets in which we expect to compete, and their effect on our operations and the operations of our customers;

•	our anticipated business strategies, projected plans, milestones and objectives;

•	anticipated cost savings from restructurings;

•	our acquisition of Musiwave, including anticipated revenue from the acquisition, combined operating results or our ability to successfully complete the acquisition;

•	our estimates with respect to future operating results, including, without limitation, earnings, cash flow and revenue; and

•	any statements of assumptions underlying the foregoing.

These forward-looking statements are only predictions, not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. These risks and uncertainties include the limited number of potential customers, highly competitive market for our products and services, technological changes and developments, potential delays in software development and technical difficulties that may be encountered in the development or use of our software, patent litigation and the other risks discussed in the documents we have incorporated by reference or in this prospectus supplement under the subheading “Risk Factors.” The occurrence of the events described under the subheading “Risk Factors” could harm our business, results of operations and financial condition. These forward-looking statements are made as of the date of this prospectus supplement and we undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements. Readers should carefully review these risk factors and other cautionary statements made in this prospectus supplement and any subsequently filed reports.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $241.5 million from the sale of 15,600,000 shares of our common stock offered by us in this offering at the public offering price of $16.35 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us ($277.9 million if the underwriter exercises its overallotment option in full).

We expect to use approximately $111.2 million of the net proceeds from this offering to fund the acquisition of Musiwave. We have the option to pay the balance of the purchase price and any earnout consideration that becomes due to be paid in cash, stock, or a combination of both. The purchase price is subject to change due to exchange rate fluctuations. The actual amount of consideration to be paid in cash will be calculated based upon the exchange rate in effect at the time of closing of the transaction. The balance of the net proceeds will be available for general corporate purposes, including working capital and capital expenditures. We may use a portion of the net proceeds to acquire other businesses, technologies, assets and product lines that complement or expand our existing business. Accordingly, management will have broad discretion as to the application of the offering proceeds. If for any reason the acquisition of Musiwave is not completed, the net proceeds from this offering otherwise payable to the Musiwave stockholders will be retained by us and will remain available for other general corporate purposes. Pending their ultimate use, we expect to invest the net proceeds to us from this offering in interest bearing, investment grade securities.

DIVIDEND POLICY

Our present policy is to retain any earnings to finance future growth. We have never declared or paid any cash dividends on our capital stock and have no present intention of paying any cash dividends for the foreseeable future. The terms of any future debt obligations may restrict or prohibit the payment of cash dividends in any event.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the Nasdaq National Market under the symbol “OPWV.” The following table sets forth the high and low sales prices, as reported on the Nasdaq National Market, for the periods shown:

	High	Low
Calendar Year 2005:
Fourth Quarter (October 1, 2005 - December 7, 2005)	$18.28	$14.85
Third Quarter	$19.99	$16.08
Second Quarter	$18.18	$11.43
First Quarter	$15.68	$11.11
Calendar Year 2004:
Fourth Quarter	$16.30	$8.90
Third Quarter	$12.75	$7.69
Second Quarter	$14.08	$8.40
First Quarter	$17.71	$10.96
Calendar Year 2003:
Fourth Quarter	$14.97	$9.51
Third Quarter	$16.80	$5.67
Second Quarter	$9.00	$4.23
First Quarter	$7.35	$3.18

On December 7, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $16.73 per share. Prices shown have been adjusted to reflect the 1 for 3 reverse stock split effected on October 22, 2003.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2005:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the receipt of the estimated net proceeds of the offering (without giving effect to the application of a portion thereof for the Musiwave acquisition) at the public offering price of $16.35 per share.

	September 30, 2005,
	Actual	As Adjusted
(In thousands, except per share data)	(unaudited)

Cash and cash equivalents	$128,577	$370,084
Short-term investments	119,656	119,656
Long-term investments, and restricted cash and investments	50,781	50,781

Total cash and cash investments	$299,014	$540,521

Convertible subordinated debt, net	147,573	147,573

Stockholders’ equity:

Preferred stock, $0.001 par value; 5,000 shares authorized and zero outstanding	—	—
Common stock, $0.001 par value; 1,000,000 shares authorized; issued and outstanding: 72,612 actual; 88,212 as adjusted	73	88
Additional paid-in capital	2,816,886	3,058,378
Accumulated other comprehensive loss	(1,003)	(1,003)
Accumulated deficit	(2,636,045)	(2,636,045)

Total stockholders’ equity	$179,911	$421,418

Total capitalization	$327,484	$568,991

The foregoing discussion and table assumes no exercise or conversion of the following options and convertible debt outstanding, as of November 1, 2005:

•	4,667,579 shares issuable upon exercise of outstanding options with a weighted average exercise price of approximately $11.48 per share;

•	2,395,436 shares reserved for future issuance under our stock option plans;

•	8,153,947 shares issuable upon the conversion of outstanding debt; and

•	2,340,000 shares that may be sold by us if the underwriters exercise their overallotment option in full.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock after this offering. Our net tangible book value per share as of September 30, 2005 was $1.38 per share. We calculate net tangible book value per share by dividing net tangible book value, which equals total tangible assets less total liabilities, by the number of outstanding shares of our common stock as of September 30, 2005.

At the public offering price of $16.35 per share, our adjusted net tangible book value at September 30, 2005 would have been $3.88 per share. This represents an immediate increase in the net tangible book value per share of $2.50 per share to existing stockholders and an immediate dilution of $12.47 per share to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis:

Public offering price per share		$16.35

Net tangible book value per share as of September 30, 2005	$1.38

Increase per share attributable to new investors	$2.50

As adjusted net tangible book value per share after this offering		$3.88

Dilution per share to new investors		$12.47

The foregoing discussion and table assume no exercise or conversion of the following options and convertible debt outstanding as of November 1, 2005:

•	4,667,579 shares issuable upon exercise of outstanding options with a weighted average exercise price of approximately $11.48 per share;

•	2,395,436 shares reserved for future issuance under our stock option plans;

•	8,153,947 shares issuable upon the conversion of outstanding debt; and

•	2,340,000 shares that may be sold by us if the underwriters exercise their overallotment option in full.

To the extent that outstanding options or convertible debt are exercised or converted, there may be further dilution to new investors.

MANAGEMENT

Our executive officers and their ages, as of November 30, 2005, are as follows:

Name	Age	Position
David C. Peterschmidt	58	President, Chief Executive Officer and Director
Harold Covert, Jr.	58	Executive Vice President and Chief Financial Officer
Steve Peters	46	Executive Vice President and Chief Administrative Officer
Allen E. Snyder	51	Executive Vice President and Chief Operating Officer
David Whalen	45	Senior Vice President, Worldwide Sales

David C. Peterschmidt has served as President and Chief Executive Officer and as a Director of Openwave since November 2004. Prior to joining Openwave, Mr. Peterschmidt served as Chief Executive Officer and Chairman of Securify, Inc., a security software company, from September 2003 to November 2004. Mr. Peterschmidt was Chief Executive Officer and Chairman of Inktomi, Inc. from July 1996 to March 2003. Mr. Peterschmidt also served as Chief Operating Officer of Sybase from 1991 to 1996, and has also held a range of executive positions at other technology software and hardware companies. Mr. Peterschmidt is currently on the Board of Directors of Business Objects, Cellular Telecommunications and Internet Association (CTIA), UGS Corporation and Netblue. Mr. Peterschmidt earned his MA from Chapman College and BA in Political Science from University of Missouri.

Harold (Hal) L. Covert, Jr. has served as Chief Financial Officer of Openwave since October 1, 2005. Mr. Covert previously served as an independent Director, Chairman of the Audit Committee and member of the Nominating & Corporate Governance Committee of Openwave from April 2003 to September 2005. Prior to his appointment as Chief Financial Officer of Openwave, Mr. Covert served as Chief Financial Officer of Fortinet, Inc., a security software company, from December 2003 to September 2005 and as Chief Financial Officer of Extreme Networks, Inc., a network infrastructure equipment provider, from July 2001 to October 2003, where he remained in a consulting capacity until March 2004. At Extreme Networks, Mr. Covert was responsible for management of its financial operations and information technology systems. Mr. Covert held the positions of President and Chief Financial Officer at Silicon Graphics, Inc. from May 2001 to July 2001 and prior to that, he served as Chief Financial Officer from July 2000. Prior to joining Silicon Graphics, Inc., Mr. Covert served as Executive Vice President and Chief Financial Officer at Adobe Systems, Inc. from 1998 to 2000. Mr. Covert holds a MBA from Cleveland State University, a BS in Business Administration from Lake Erie College and is a Certified Public Accountant.

Steve Peters has served as Executive Vice President, Chief Administrative Officer since October 2004. Previously, Mr. Peters had been Senior Vice President, Chief Administrative and Legal Officer since April 2003 and prior to that, was Vice President and General Counsel of Openwave from February 1999. Before joining Openwave, from June 1997 to July 1998, he served as Vice President of Business Development at Baan Company N.V., currently a division of Invensys PLC. Prior to joining Baan, Mr. Peters spent nine years at Adobe Systems Inc. in a variety of roles, including Associate General Counsel and later Director of Business Development. As Director of Business Development at Adobe, Mr. Peters assisted in managing Adobe venture capital investments, strategic business planning and managed mergers and acquisitions for the Graphics Division. Mr. Peters was also a co-founder of 2 Entre Computer Franchises. Mr. Peters holds a JD from Stanford University, attended Universite de tours, Tours, France on a Rotary Fellowship and has a BA, summa cum laude, in American Studies from University of Southern Mississippi Honors College.

Allen E. Snyder has served as Openwave’s Chief Operations Officer since August 2005. Previously Mr. Snyder served as Executive Vice President, Server Business, from October 2004, as Senior Vice President, Worldwide Customer Operations of Openwave from October 2002 to October 2004, and as Senior Vice President, Customer Advocacy of Openwave from December 2000 to October 2002. Before joining Openwave, Mr. Snyder worked at Oracle Corporation, an enterprise software company, where he served as Vice President,

Oracle Support Services, Americas from 1997 until his promotion to Senior Vice President in 1999. Prior to joining Oracle, Mr. Snyder was Vice President of Operations, Worldwide Services at Digital Equipment Corporation. Mr. Snyder has twenty-eight years of experience in the high-tech industry, including twenty-two years of management leadership in product sales, customer service, software support, and professional services. Mr. Snyder completed the United States Air Force’s combined Electrical Engineering and Computer Technologies program and is a graduate of Northeastern University’s Executive Management Development Program.

David Whalen was promoted to Senior Vice President and General Manager of Worldwide Sales in October 2005. Previously, Mr. Whalen had been Vice President and General Manager of Openwave’s business operations in the Americas since September 2003. Before joining Openwave, he served as Corporate Vice President of Global Sales and Marketing at Kyocera Wireless Corp. from September 2000 to August 2003. From June 2001 to August 2002, Mr. Whalen served as Senior Vice President of Worldwide Sales and Marketing for Signalsoft Corporation, a subsidiary of Openwave. Prior to this, he served as Senior Vice President of Global Sales and Services at Wireless Knowledge Inc. from November 1998 to June 2001. Mr. Whalen earned his BA in Sociology at Ithaca College, and, while serving in the U.S. Army, he completed coursework toward a MBA at Boston University’s campus in Munich, Germany. Mr. Whalen is a member of the Board of Directors of the Center for Telecom Management (CTM) at the University of Southern California’s Marshall School of Business.

DESCRIPTION OF OUR CAPITAL STOCK

We have 1,005,000,000 shares of authorized capital stock, consisting of 1,000,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value.

Common Stock

As of November 1, 2005, there were approximately 73,106,960 shares of common stock outstanding.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Openwave, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, of which 250,000 have been designated as Series A Junior Participating Preferred Stock. Our board of directors has the authority to issue the undesignated preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any series and the designation of a series, without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Openwave without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

Whenever preferred stock is to be sold, we will file a prospectus supplement relating to that sale which will specify:

•	the number of shares in the series of preferred stock;

•	the designation for the series of preferred stock by number, letter or title that shall distinguish the series from any other series of preferred stock;

•	the dividend rate, if any, and whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;

•	the voting rights of that series of preferred stock, if any;

•	any conversion provisions applicable to that series of preferred stock;

•	any redemption or sinking fund provisions applicable to that series of preferred stock;

•	the liquidation preference per share of that series of preferred stock, if any; and

•	the terms of any other preferences or rights, if any, applicable to that series of preferred stock.

Rights Plan

We have a stockholders rights plan under which rights are held by holders of our common stock. Each right entitles the registered holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock at a price of $500 per one one-thousandth of a share, subject to adjustment. The description and terms of the rights are set forth in a rights agreement between Openwave and U.S. Stock Transfer Corporation, as rights agent.

Subject to certain exceptions specified in the rights agreement, the rights will separate from the common stock and a distribution date will occur upon the earlier of (a) ten business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock, other than as a result of repurchases of stock by us or certain inadvertent actions by institutional or certain other stockholders, or (b) ten business days (or such later date as the Board determines prior to any person becoming an acquiring person) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an acquiring person.

The rights are not exercisable until the distribution date and will expire at 5:00 P.M. (Redwood City, California time) on August 18, 2008, unless such date is extended or the rights are earlier redeemed or exchanged by us.

The rights may have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us in a manner which causes the rights to become discount rights. However, the rights should not interfere with any merger or other business combination approved by our board of directors since the board may, at its option, at any time until ten business days following the stock acquisition date, redeem all but not less than all of the then outstanding rights at the redemption price.

Anti-Takeover Provisions of Delaware Law and Certain Charter Provisions

We are subject to the provisions of Section 203 of the Delaware Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control without further action by our stockholders. In addition, certain provisions of our charter documents, including a provision eliminating the ability of stockholders to take actions by written consent, may have the effect of delaying or preventing changes in control or management, which could have an adverse effect on the market price of our common stock. Our stock option and purchase plans generally provide for assumption of such plans or substitution of an equivalent option of a successor corporation or, alternatively, at the discretion of the board of directors, exercise of some or all of the options stock, including non-vested shares, or acceleration of vesting of shares issued pursuant to stock grants, upon a change of control or similar event. The board of directors has authority to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of Openwave. Furthermore, such preferred stock may have other rights, including economic rights senior to the common stock, and, as a result, the issuance of such preferred stock could have a material adverse effect on the market value of the common stock.

Our board of directors is divided into three classes, each serving staggered three-year terms: Class I, Class II and Class III. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms.

These provisions in our charter may have the effect of delaying or preventing changes in control or management.

Acceleration of Options and Restricted Stock

The vesting of unvested options and restricted stock currently held by U.S. employees is subject to acceleration upon the involuntary termination of the holder in connection with a change in control event. In addition, the vesting of certain unvested options and restricted stock held by U.S. executive officers is subject to acceleration upon a change in control event and the remainder upon an involuntary termination of the holder in connection with a change in control event. Such acceleration may have the effect of discouraging a potential acquirer from attempting a takeover.

Transfer Agent And Registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	7,800,000
Lehman Brothers Inc.	3,120,000
J.P. Morgan Securities Inc	3,120,000
Thomas Weisel Partners LLC	1,560,000

Total	15,600,000

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.49 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$16.35	$255,060,000	$293,319,000
Underwriting discount	$.8175	$12,753,000	$14,665,950
Proceeds, before expenses, to Openwave Systems Inc.	$15.5325	$242,307,000	$278,653,050

The expenses of the offering, not including the underwriting discount, are estimated at $800,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to 2,340,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable or exercisable for common stock, whether owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition, for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other persons have agreed with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock, or

•	otherwise dispose of or transfer any common stock, or

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

Quotation on the Nasdaq National Market

The shares are quoted on the Nasdaq National Market under the symbol ‘‘OPWV.’’

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch web site is not part of this prospectus.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

The validity of the common stock offered pursuant to this prospectus has been passed upon by our counsel Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

EXPERTS

The consolidated financial statements of Openwave Systems Inc. and subsidiaries as of June 30, 2005 and 2004, and for each of the years in the three-year period ended June 30, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2005 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the consolidated financial statements refers to the registrant’s adoption of the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede information included or previously incorporated by reference in this prospectus supplement from the date we file the document containing such information. Except to the extent furnished and not filed with the SEC, we incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended. The documents we incorporate by reference into this prospectus supplement are:

(a) Our Annual Report on Form 10-K for the fiscal year ended June 30, 2005, including portions of our Proxy Statement for our 2005 Annual Meeting of Stockholders to the extent specifically incorporated by reference therein;

(b) Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005;

(c) Our Current Reports on Form 8-K filed on July 18, 2005, August 4, 2005, September 12, 2005, September 29, 2005, October 12, 2005 and October 19, 2005;

(d) Our Current Reports on Form 8-K/A filed on August 5, 2005 and November 14, 2005; and

(e) Our Registration Statements on Form 8-A filed on April 1, 1999, Form 8-A filed on August 17, 2000, and Form 8-A/A filed on December 8, 2003.

These reports contain important information about us. All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or as otherwise permitted by Commission Rules, from the date of this prospectus supplement until the completion of the offering to which this prospectus supplement relates or this offering is terminated, shall also be deemed to be incorporated herein by reference and will automatically update and supersede information included or previously incorporated by reference in this prospectus supplement.

Any statements made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference into this prospectus supplement modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may request a copy of these filings (excluding exhibits, unless specifically incorporated by reference), at no cost, by writing or calling us at the following address or telephone number:

Investor Relations

Openwave Systems Inc.

2100 Seaport Boulevard

Redwood City, California 94063

Tel: +1 650 480 6763

Fax: +1 650 480 4295

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934. We therefore file periodic reports, current reports, proxy statements and other information with the SEC. The public may read and copy any materials filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operations of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

Our Internet address is www.openwave.com. We make available, free of charge, through our Internet website copies of our annual report on Form 10-K and quarterly reports on Form 10-Q and amendments to those reports, if any, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. Information contained on our website is not incorporated by reference to this report.

We have filed a registration statement on Form S-3 regarding this offering with the SEC under the Securities Act of 1933. This prospectus supplement, which constitutes a part of the registration statement, does not contain all the information contained in the registration statement, certain items of which are contained in the documents incorporated by reference therein or exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement, the documents incorporated by reference therein and its exhibits to read that information. Statements made in this prospectus supplement as to the content of any contract, agreement or other document are not necessarily complete and you should refer to the contracts, agreements and other documents attached as exhibits to the registration statement for a more complete description of the agreements, contracts and other documents.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to, updates and supersedes information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement and any information incorporated by reference herein, on the one hand, and the information contained in the accompanying prospectus and any information incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement or incorporated by reference herein. You should read both this prospectus supplement and the accompanying prospectus together with additional information described below under the headings “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus supplement and the information to which we have referred you. We have not authorized any other person to provide you with information that is different. This prospectus supplement may only be used where it is legal to sell these securities. The information in this prospectus supplement may only be accurate as of the date of this document.

Openwave and the Openwave logo are registered trademarks of Openwave Systems Inc. All other brand names and trademarks appearing in this prospectus supplement or the accompanying prospectus are the property of their respective holders.

15,600,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Lehman Brothers

JP Morgan

Thomas Weisel Partners LLC

December 7, 2005